Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258015

BLACKROCK MUNIASSETS FUND, INC.

Supplement dated December 17, 2021 to the Prospectus Supplement,

Prospectus and Statement of Additional Information (“SAI”), each dated August 26, 2021, as supplemented to date

This supplement amends certain information in the Prospectus Supplement, Prospectus and SAI, each dated August 26, 2021, of BlackRock MuniAssets Fund, Inc. (the “Fund”). Unless otherwise indicated, all information included in the Prospectus Supplement, Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus Supplement, Prospectus and SAI, as applicable.

On December 15, 2021, the Fund issued 1,750 Variable Rate Demand Preferred Shares. Accordingly, the following changes are made to the Fund’s Prospectus Supplement, Prospectus and SAI, as applicable:

The section of the Prospectus Supplement entitled “Summary of Fund Expenses” is deleted in its entirety and replaced with the following:

SUMMARY OF FUND EXPENSES

The following table and example are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares.

Shareholder Transaction Expenses
Sales load paid by you (as a percentage of offering price)	1.00%(1)
Offering expenses borne by the Fund (as a percentage of offering price)	0.01%(2)
Dividend reinvestment plan fees	$0.02 per share for open- market purchases of common shares(3)
Estimated Annual Expenses (as a percentage of net assets attributable to common shares)
Management fees	0.62%
Other expenses	0.55%
Miscellaneous other expenses	0.09%
Interest expense(4)	0.46%
Total Annual Fund Operating Expenses	1.17%
Fee Waivers and/or Expense Reimbursements(5)	—
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements(5)	1.17%

(1)

Represents the estimated commission with respect to the Fund’s common shares being sold in this offering. There is no guarantee that there will be any sales of the Fund’s common shares pursuant to this Prospectus Supplement and the accompanying Prospectus. Actual sales of the Fund’s common shares under this Prospectus Supplement and the accompanying Prospectus, if any, may be less than as set forth under “Capitalization” below. In addition, the price per share of any such sale may be greater than or less than the price set forth under “Capitalization” below, depending on market price of the Fund’s common shares at the time of any such sale.

(2)

Based on a sales price per share of $15.65, which represents the last reported sales price per share of the Fund’s common shares on the NYSE on December 15, 2021. Assumes all of the common shares being offered by this Prospectus Supplement and the accompanying Prospectus are sold. Represents the initial offering costs incurred by the Fund in connection with this offering, which are estimated to be $70,942. Offering costs generally include, but are not limited to, the preparation, review and filing with the SEC of the Fund’s registration statement, the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the Prospectus Supplement and the accompanying Prospectus and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the offering.

(3)

Computershare Fund Company, N.A.’s (the “Reinvestment Plan Agent”) fees for the handling of the reinvestment of dividends will be paid by the Fund. However, you will pay a $0.02 per share fee incurred in connection with open-market purchases, which will be deducted from the value of the dividend. You will also be charged a $0.02 per share fee if you direct the Reinvestment Plan Agent to sell your common shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Reinvestment Plan Agent is required to pay.

(4)

The total expense table includes interest expense associated with the Fund’s investments in tender option bonds (“TOBs”) (also known as “inverse floaters”). Although such interest expense is actually paid by special purpose vehicles in which the Fund invests, it is recorded on the Fund’s financial statements for accounting purposes. The total expense table also includes, in interest expense, estimated dividends associated with the Fund’s Variable Rate Demand Preferred Shares (“VRDP Shares”), because the VRDP Shares are considered debt of the Fund for financial reporting purposes.

The Fund uses leverage to seek to enhance its returns to common shareholders. This leverage generally takes two forms: the issuance of VRDP Shares and investment in TOBs. Both forms of leverage benefit common shareholders if the cost of the leverage is lower than the returns earned by the Fund when it invests the proceeds from the leverage. In order to help you better understand the costs associated with the Fund’s leverage strategy, the Total annual Fund operating expenses after fee waivers (excluding interest expense) are 0.71%.

(5)

The Fund and the Advisor have entered into a fee waiver agreement (the “Fee Waiver Agreement”), pursuant to which the Advisor has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets attributable to investments in any equity and fixed-income mutual funds and exchange-traded funds managed by the Advisor or its affiliates that have a contractual management fee, through June 30, 2023. In addition, pursuant to the Fee Waiver Agreement, the Advisor has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to the Advisor indirectly through its investment in money market funds managed by the Advisor or its affiliates, through June 30, 2023. The Fee Waiver Agreement may be terminated at any time, without the payment of any penalty, only by the Fund (upon the vote of a majority of the Directors who are not “interested persons” (as defined in the Investment Company Act) of the Fund or a majority of the outstanding voting securities of the Fund), upon 90 days’ written notice by the Fund to the Advisor.

Example

The following example illustrates the expenses (including the sales load of $10 and offering costs of $0.12) that you would pay on a $1,000 investment in common shares, assuming (i) total net annual expenses of 1.17% of net assets attributable to common shares and (ii) a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Total expenses incurred	$22	$47	$74	$151

The example should not be considered a representation of future expenses. The example assumes that the estimated “Other expenses” set forth in the Estimated Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The section of the Prospectus entitled “Prospectus Summary - Leverage” is deleted in its entirety and replaced with the following:

Leverage

The Fund uses leverage to seek to achieve its investment objective. The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. The Fund currently leverages its assets through the use of shares of preferred stock (“preferred shares”) and tender option bonds (“TOBs”). The Fund currently does not intend to borrow money or issue debt securities. Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities. See “Leverage.”

The Fund has leveraged its portfolio by issuing Variable Rate Demand Preferred Shares, par value $0.10 per share and with a liquidation preference of $100,000 per share

(“VRDP Shares”). Under the Investment Company Act, the Fund is not permitted to issue preferred shares if, immediately after such issuance, the liquidation value of Fund’s outstanding preferred shares exceeds 50% of its assets (including the proceeds from the issuance) less liabilities other than borrowings (i.e., the value of the Fund’s assets must be at least 200% of the liquidation value of its outstanding preferred shares). In addition, the Fund would not be permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings is at least 200% of such liquidation value. See “Leverage—Preferred Shares.”

The Fund currently leverages its assets through the use of residual interest municipal TOBs (“TOB Residuals”), which are derivative interests in municipal bonds. The TOB Residuals in which Fund invests pay interest or income that, in the opinion of counsel to the issuer of such TOB Residuals, is exempt from regular U.S. federal income tax. No independent investigation will be made to confirm the tax-exempt status of the interest or income paid by TOB Residuals held by the Fund. Although volatile, TOB Residuals typically offer the potential for yields exceeding the yields available on fixed rate municipal bonds with comparable credit quality. See “Leverage—Tender Option Bond Transactions.”

The use of leverage is subject to numerous risks. When leverage is employed, the Fund’s NAV, the market price of the common shares and the yield to holders of common shares will be more volatile than if leverage were not used. For example, a rise in short-term interest rates, which currently are near historically low levels, generally will cause the Fund’s NAV to decline more than if the Fund had not used leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of the Fund’s common shares.

The Fund cannot assure you that the use of leverage will result in a higher yield on the Fund’s common shares. Any leveraging strategy the Fund employs may not be successful.

The first sentence of the sections of the Prospectus entitled “Prospectus Summary - Distributions” and “Distributions” are deleted in their entirety and replaced with the following:

The Fund intends to make regular monthly cash distributions of all or a portion of its net investment income, after payment of dividends on the Fund’s VRDP Shares outstanding, to holders of the Fund’s common shares.

The section of the Prospectus entitled “Summary of Fund Expenses” is deleted in its entirety and replaced with the following:

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses
Sales load paid by you (as a percentage of offering price)(1)	1.00%
Offering expenses borne by the Fund (as a percentage of offering price)(1)	0.01%
Dividend reinvestment plan fees	$0.02 per share for open- market purc hases of common shares(2)
Estimated Annual Expenses (as a percentage of net assets attributable to common shares)
Management fees	0.62%
Other expenses	0.55%
Miscellaneous other expenses	0.09%
Interest expense(3)	0.46%
Total Annual Fund Operation Expenses	1.17%
Fee Waivers and/or Expense Reimbursements(4)	—
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements(4)	1.17%

(1)

If the common shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses. Fund shareholders will pay all offering expenses involved with an offering.

(2)

The Reinvestment Plan Agent’s (as defined below under “Dividend Reinvestment Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund. However, you will pay a $0.02 per share fee incurred in connection with open-market purchases, which will be deducted from the value of the dividend. You will also be charged a $0.02 per share fee if you direct the Reinvestment Plan Agent to sell your common shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Reinvestment Plan Agent is required to pay.

(3)

The total expense table includes interest expense associated with the Fund’s investments in TOBs (also known as “inverse floaters”). Although such interest expense is actually paid by special purpose vehicles in which the Fund invests, it is recorded on the Fund’s financial statements for accounting purposes. The total expense table also includes, in interest expense, estimated dividends associated with the Fund’s VRDP Shares, because the VRDP Shares are considered debt of the Fund for financial reporting purposes

The Fund uses leverage to seek to enhance its returns to common shareholders. This leverage generally takes two forms: the issuance of VRDP Shares and investment in TOBs. Both forms of leverage benefit common shareholders if the cost of the leverage is lower than the returns earned by the Fund when it invests the proceeds from the leverage. In order to help you better understand the costs associated with the Fund’s leverage strategy, the Total annual Fund operating expenses after fee waivers (excluding interest expense) are 0.71%.

(4)

The Fund and the Advisor have entered into a fee waiver agreement (the “Fee Waiver Agreement”), pursuant to which the Advisor has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets attributable to investments in any equity and fixed-income mutual funds and exchange-traded funds (“ETFs”) managed by the Advisor or its affiliates that have a contractual fee, through June 30, 2023. In addition, pursuant to the Fee Waiver Agreement, the Advisor has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to the Advisor indirectly through its investment in money market funds managed by the Advisor or its affiliates, through June 30, 2023. The Fee Waiver Agreement may be terminated at any time, without the payment of any penalty, only by the Fund (upon the vote of a majority of the Directors who are not “interested persons” (as defined in the Investment Company Act) of the Fund (the “Independent Directors”) or a majority of the outstanding voting securities of the Fund), upon 90 days’ written notice by the Fund to the Advisor.

The following example illustrates the expenses (including the sales load of $10 and offering costs of $0.12) that you would pay on a $1,000 investment in common shares, assuming (i) total net annual expenses of 1.17% of net assets attributable to common shares, and (ii) a 5% annual return:

	One Year	Three Years	Five Years	Ten Years
Total expenses incurred	$22	$47	$74	$151

The example should not be considered a representation of future expenses. The example assumes that the estimated “Other expenses” set forth in the Estimated Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The section of the Prospectus entitled “Description of Capital Stock – Preferred Shares” is deleted in its entirety and replaced with the following:

Preferred Shares

The Board of Directors may authorize and issue preferred shares, with rights as determined by the Board of Directors, by action of the Board of Directors without the approval of the holders of the common shares. Under the 1940 Act, the Fund is permitted to have outstanding more than one series of preferred shares so long as no single series has a priority over another series as to the distribution of assets of the Fund or the payment of dividends. Holders of common shares have no preemptive right to purchase any preferred shares that might be issued. The Fund has issued 1,750 Series W-7 Variable Rate Demand Preferred Shares (previously defined as “VRDP Shares”).

Distribution Preference and Liquidation Preference. The VRDP Shares rank prior to the Fund’s common shares as to the payment of dividends by the Fund, and distribution of assets upon dissolution, liquidation or winding up of the Fund. The Investment Company Act prohibits the declaration of any dividend on the Fund’s common shares or the repurchase of the Fund’s common shares if the Fund fails to maintain asset coverage of at least 200% of the liquidation preference of the Fund’s outstanding VRDP Shares. In addition, pursuant to the Fund’s Articles Supplementary governing the VRDP Shares (the “Articles Supplementary”), the Fund is restricted from declaring and paying dividends on classes of shares ranking junior to or on parity with the VRDP Shares or repurchasing such shares if the Fund fails to declare and pay dividends on the VRDP Shares, redeem any VRDP Shares required to be redeemed under the Articles Supplementary or comply with the basic maintenance amount requirement of the ratings agencies rating the VRDP Shares.

Voting Rights. The holders of the VRDP Shares have voting rights equal to the voting rights of the holders of the common shares (one vote per share) and will vote together with holders of the common shares (one vote per share) as a single class on certain matters. However, the holders of outstanding preferred shares, including the VRDP Shares, voting as a separate class, are also entitled to elect two directors to the Board of Directors of the Fund. Holders of VRDP Shares are also entitled to elect a majority of the Fund’s Board of Directors as provided in the Articles Supplementary if dividends on the VRDP Shares are not paid for a period of two years. Holders of VRDP Shares are also generally entitled to a separate class vote to amend the Articles Supplementary. In addition, the Investment Company Act requires the approval of the holders of a majority of any outstanding VRDP Shares, voting as a separate class, to (a) adopt any plan of reorganization that would adversely affect the VRDP Shares, (b) change the Fund’s sub-classification as a closed-end investment company or change its fundamental investment restrictions or (c) change its business so as to cease to be an investment company.

Redemption, Purchase and Sale of VRDP Shares. The VRDP Shares may be redeemed, in whole or in part, at any time at the option of the Fund, subject to certain exceptions as set forth in the Articles Supplementary. The redemption price per VRDP Share is equal to the liquidation preference per share plus any outstanding unpaid dividends and, applicable redemption premiums.

Please see “Description of Shares” in the SAI for more information.

The first two paragraphs of the section of the Prospectus entitled “Leverage” are deleted in their entirety and replaced with the following:

The Fund currently leverages its assets through the use of VRDP Shares and TOB Residuals. As of December 15, 2021, the liquidation value of the VRDP Shares outstanding was 175,000,000. The Fund pays dividends monthly on the VRDP Shares based on the sum of the Securities Industry and Financial Markets Association Municipal Swap Index (the “SIFMA Municipal Swap Index” or the “Base Rate”) and a percentage per annum based on the long-term ratings assigned to the VRDP Shares (the “Ratings Spread”). The Ratings Spread will increase in the event the VRDP Shares are rated below Aa3/AA- by all of the rating agencies rating the VRDP Shares at the time such Ratings Spread is determined, up to a maximum of 4.15%. As of December 15, 2021, the Fund’s VRDP Shares were assigned an Aa2 rating from Moody’s. The Fund currently does not intend to borrow money or issue debt securities. Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities. Any such leveraging will not be fully achieved until the proceeds resulting from the use of leverage have been invested in accordance with the Fund’s investment objective and policies.

The section of the Prospectus entitled “Leverage – Effects of Leverage” is deleted in its entirety and replaced with the following:

Effects of Leverage

Assuming that leverage will represent approximately 29% of the Fund’s Managed Assets and that the Fund will bear expenses relating to that leverage at an average annual rate of 1.08%, the income generated by the Fund’s portfolio (net of estimated expenses) must exceed 0.32% in order to cover the expenses specifically related to the Fund’s use of leverage. Of course, these numbers are merely estimates used for illustration. Actual leverage expenses will vary frequently and may be significantly higher or lower than the rate estimated above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of (10)%, (5)%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects the use of leverage representing 29% of the Fund’s Managed Assets and the Fund’s currently projected annual leverage expense of 1.08%.

Assumed Portfolio Total Return (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Common Share Total Return	(14.6)%	(7.4)%	(0.3)%	6.8%	13.8%

Common share total return is composed of two elements: the common share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the interest it receives on its investments is entirely offset by losses in the value of those securities.

The section of the Prospectus entitled “Leverage – Preferred Shares” is deleted in its entirety and replaced with the following:

Preferred Shares

The Fund has leveraged its portfolio by issuing VRDP Shares. Under the Investment Company Act, the Fund is not permitted to issue preferred shares if, immediately after such issuance, the liquidation value of the Fund’s outstanding preferred shares exceeds 50% of its assets (including the proceeds from the issuance) less liabilities other than borrowings (i.e., the value of the Fund’s assets must be at least 200% of the liquidation value of its outstanding preferred shares). In addition, the Fund would not be permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings is at least 200% of such liquidation value. Please see “Description of Shares – Preferred Shares” for a description of the Fund’s VRDP Shares.

For tax purposes, the Fund is currently required to allocate tax-exempt interest income, net capital gain and other taxable income, if any, between its common shares and preferred shares outstanding in proportion to total dividends paid to each class for the year in which or with respect to which tax-exempt income, the net capital gain or other taxable income is paid. If net capital gain or other taxable income is allocated to preferred shares, instead of solely tax-exempt income, the Fund will likely have to pay higher total dividends to preferred shareholders or make special payments to preferred shareholders to compensate them for the increased tax liability. This would reduce the total amount of dividends paid to the common shareholders, but would increase the portion of the dividend that is tax-exempt. If the increase in dividend payments or the special payments to preferred shareholders are not entirely offset by a reduction in the tax liability of, and an increase in the tax-exempt dividends received by, the common shareholders, the advantage of the Fund’s leveraged structure to common shareholders will be reduced.

The last sentence of the section of the SAI entitled “The Fund” is deleted in its entirety and replaced with the following:

As of December 15, 2021, the Fund has outstanding 38,226,146 common shares and 1,750 Series W-7 Variable Rate Demand Preferred Shares (“VRDP Shares”).

The following is added as the last paragraph of the section of the SAI entitled “Investment Objective and Techniques”:

The Fund’s VRDP Shares are assigned long-term ratings by Moody’s. In order to maintain the required ratings, the Fund is required to comply with certain investment quality, diversification and other guidelines established by Moody’s. Such guidelines may be more restrictive than the restrictions set forth above. The Fund does not anticipate that such guidelines would have a material adverse effect on its ability to achieve its investment objective. Moody’s receives fees in connection with its rating issuance. The Fund is also subject to certain covenants and requirements under the terms of the VRDP Shares and related documents. Such requirements may be more restrictive than the restrictions set forth above. The Fund does not anticipate that such requirements would have a material adverse effect on its ability to achieve its investment objective.

The section of the SAI entitled “Description of Capital Stock” is deleted in its entirety and replaced with the following:

DESCRIPTION OF CAPITAL STOCK

Common Shares

The Fund intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing.

Preferred Shares

The Fund’s VRDP Shares have the benefit of an unconditional demand feature pursuant to a purchase agreement provided by Bank of America, N.A. acting as liquidity provider to ensure full and timely repayment of the liquidation preference amount plus any accumulated and unpaid dividends to holders upon the occurrence of certain events (the “Liquidity Facility”). The Fund entered into a fee agreement with the liquidity provider (the “Fee Agreement”) in connection with the Liquidity Facility that require a per annum liquidity fee payable to the liquidity provider. The Fee Agreement between the Fund and the liquidity provider is scheduled to expire, unless renewed or terminated in advance, on April 30, 2024.

The Liquidity Facility requires the liquidity provider to purchase all of the VRDP Shares tendered for sale that were not successfully remarketed. The Fund is required to redeem its VRDP Shares owned by the liquidity provider after six months of continuous, unsuccessful remarketing. Upon the occurrence of the first unsuccessful remarketing, the Fund is required to segregate liquid assets to fund the redemption.

In the event the VRDP Shares Purchase Agreement (the “Purchase Agreement”) for the Fund is not renewed, and the Fund does not arrange for a Purchase Agreement with an alternate liquidity provider, the VRDP Shares will be subject to mandatory purchase by the liquidity provider prior to the termination of the Purchase Agreement. There is no assurance the Fund will replace such redeemed VRDP Shares with any other preferred shares or other form of leverage.

Except during the Special Rate Period (as defined and described below), holders of VRDP Shares have the right to give notice on any business day to tender the Fund’s VRDP Shares for remarketing in seven days, the VRDP Shares are subject to a mandatory tender for remarketing upon the occurrence of certain events, and should a remarketing be unsuccessful, the dividend rate for such VRDP Shares will reset to a maximum rate as defined in the governing documents of the VRDP Shares. The VRDP Shares are also subject to certain restrictions on transfer outside of the remarketing process. Except during the Special Rate Period, the Fund may incur remarketing fees at the annual rate of 0.10% on the aggregate principal amount of the VRDP Shares.

The Fund is required to redeem its VRDP Shares on December 15, 2051, the mandatory redemption date for such VRDP Shares, unless earlier redeemed or repurchased. Six months prior to the mandatory redemption date, the Fund is required to begin to segregate liquid assets with its custodian to fund the redemption. In addition, the Fund is required to redeem certain of its outstanding VRDP Shares if it fails to maintain certain asset coverage, basic maintenance amount or leverage requirements.

Subject to certain conditions, the Fund’s VRDP Shares may be redeemed, in whole or in part, at any time at the option of the Fund. The redemption price per VRDP Share is equal to the liquidation value per VRDP Share plus any outstanding unpaid dividends, except that a redemption premium may be applicable during the Special Rate Period.

Except during the Special Rate Period, dividends on the VRDP Shares are payable monthly at a variable rate set weekly by the remarketing agent. Such dividend rates are generally based upon a spread over a base rate and cannot exceed a maximum rate. In the event of a failed remarketing, the dividend rate of the VRDP Shares will be reset to a maximum rate. The maximum rate is determined based on, among other things, the long-term preferred share rating assigned to the VRDP Shares and the length of time that the VRDP Shares fail to be remarketed. The maximum rate of the VRDP Shares will not exceed 15% per annum, exclusive of any applicable gross-up payments or increased dividend payment relating to the inclusion in any dividend of net capital gains or ordinary income taxable for regular U.S. federal income tax purposes. At the date of issuance, the VRDP Shares were assigned a long-term rating of Aa2 from. The VRDP Shares do not have short-term ratings during a Special Rate Period, as described below. The short-term ratings on the VRDP Shares are directly related to the short-term ratings of the liquidity provider for the VRDP Shares. Changes in the credit quality of the liquidity provider could cause a change in the short-term credit ratings of the VRDP Shares. Except during a Special Rate Period, a change in the short-term credit rating of the liquidity provider or the VRDP Shares may adversely affect the dividend rate paid on such VRDP Shares, although the dividend rate paid on the VRDP Shares is not directly related to the short-term rating. The liquidity provider may be terminated prior to the scheduled termination date if the liquidity provider fails to maintain short-term debt ratings in one of the two highest rating categories.

The VRDP Shares are senior in priority to the Fund’s common shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund. The VRDP Shares will rank on parity with other preferred shares of the Fund as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund. The 1940 Act prohibits the declaration of any dividend on the Fund’s common shares or the repurchase of the Fund’s common shares if the Fund fails to maintain the asset coverage of at least 200% of the liquidation preference of the outstanding VRDP Shares. In addition, pursuant to the VRDP Shares’ governing instruments, the Fund is restricted from declaring and paying dividends on classes of shares ranking junior to or on parity with the VRDP Shares or repurchasing such shares if the Fund fails to declare and pay dividends on the VRDP Shares, redeem any VRDP Shares required to be redeemed under the VRDP Shares’ governing instruments or comply with the basic maintenance amount requirement of the agencies rating the VRDP Shares.

The holders of VRDP Shares have voting rights equal to the Fund’s common shareholders (one vote per Share) and will vote together with such common shareholders (one vote per Share) as a single class. However, the holders of VRDP Shares, voting as a separate class, are also entitled to elect two Directors for the Fund. In addition, the 1940 Act requires that along with approval by shareholders that might otherwise be required, the approval of a 1940 Act Majority of the holders of VRDP Shares, voting separately as a class, would be required to (a) adopt any plan of reorganization that would adversely affect the VRDP Shares, (b) change the Fund’s sub-classification as a closed-end management investment company or change its fundamental investment restrictions or (c) change its business so as to cease to be an investment company.

On December 15, 2021, the Fund commenced a special rate period ending April 15, 2024 with respect to its VRDP Shares (the “Special Rate Period”). The holders of the VRDP Shares and the Fund may mutually agree to extend the Special Rate Period prior to the expiration of the Special Rate Period. If the Special Rate Period is not extended, the VRDP Shares will revert to remarketable securities upon the termination of the Special Rate Period and will be remarketed and available for purchase by qualified institutional investors. The Liquidity Facility remains in effect for the duration of the Special Rate Period and the VRDP Shares are still subject to mandatory redemption by the Fund on their mandatory redemption date. However, the VRDP Shares will not be remarketed or subject to optional or mandatory tender events during such time. Short-term ratings may be re-assigned to the VRDP Shares upon the termination of the Special Rate Period.

During the Special Rate Period, the Fund is required to maintain the same asset coverage, basic maintenance amount and leverage requirements for the VRDP Shares as is required when not in the Special Rate Period.

During the Special Rate Period, the Fund will pay nominal fees to the liquidity provider and remarketing agent, and will instead pay dividends monthly based on the sum of Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Index and a percentage per annum based on the long-term ratings assigned to the VRDP Shares (“Ratings Spread”).

As of December 15, 2021, the VRDP Shares were assigned long-term ratings of Aa2 from.

The Ratings Spread will increase in the event the VRDP Shares are rated below Aa3/AA- by all of the rating agencies rating the VRDP Shares at the time such Ratings Spread is determined, up to a maximum of 4.15%.

In addition, if the Fund redeems its VRDP Shares on or before December 14, 2022 and the VRDP Shares are rated above A1/A+ by all rating agencies then rating the VRDP Shares, then such redemption is subject to a redemption premium of 1% of the liquidation preference of the BRDP Shares payable to the holders of VRDP Shares, subject to certain exceptions for redemptions that are required to maintain minimum asset coverage requirements.

Under the Fund’s Fee Agreement with the liquidity provider, to the extent the liquidity provider together with certain affiliates individually or in the aggregate own at least 20% of the outstanding VRDP Shares and the Fund has not failed to pay dividends on the VRDP Shares for two years, the liquidity provider agreed to enter into and maintain a voting trust agreement and convey into the voting trust the right to vote all of its VRDP Shares owned by it or such affiliates, with respect to: (i) the election of the two members of the Board for which VRDP Holders are entitled to vote under the 1940 Act and all other rights given to VRDP Holders with respect to the election of the Board; (ii) the conversion of the Fund from a closed-end management investment company to an open-end fund, or to change the Fund’s classification from diversified to non-diversified; (iii) the deviation from a policy in respect of concentration of investments in any particular industry or group of industries as recited in the Fund’s registration statement; and (iv) borrowing money, issuing senior securities, underwriting securities issued by other persons, purchasing or selling real estate or commodities or making loans to other persons other than in accordance with the recitals of policy with respect thereto in the Fund’s registration statement.

If the Special Rate Period is not extended, the VRDP Shares will revert back to remarketable securities and will be remarketed and available for purchase by qualified institutional investors. There is no assurance that the VRDP Shares will be remarketed or purchased by investors after the termination of the Special Rate Period. If the VRDP Shares are not remarketed or purchased, then a failed remarketing will occur. As described above, in the event of a failed remarketing, the dividend rate of the VRDP Shares will be reset to the maximum rate and the VRDP Shares that have not been remarketed are required to be purchased by the liquidity provider and subject to redemption by the Fund after six months of continuous, unsuccessful remarketing.

Other Shares

The Board (subject to applicable law and the Charter) may authorize an offering, without the approval of the holders of common shares and, depending on their terms, any preferred stock outstanding at that time, of other classes of shares, or other classes or series of shares, as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit. The Fund currently does not expect to issue any other classes of shares, or series of shares, except for the common shares and the VRDP Shares.

Investors should retain this supplement for future reference.